

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

O. Edwin French
President, Chief Executive Officer
MedCath Corporation
10720 Sikes Place
Charlotte, North Carolina 28277

    Re: **MedCath Corporation**
               Form 10-K for the Fiscal Year Ended September 30, 2010
               Form 8-K filed November 23, 2010
               File No. 000-33009

Dear Mr. French:

       We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       Joel Parker
                       Accounting Branch Chief